UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-0402**

DIVISION OF
CORPORATION FINANCE

04020871

March 10, 2004

Jamie E. Chung
Cooley Godward LLP
One Maritime Plaza
20th Floor
San Francisco, CA 94111-3580

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/10/2004

Re: America West Holdings Corporation
Incoming letter dated January 23, 2004

Dear Ms. Chung:

This is in response to your letters dated January 23, 2004 and March 1, 2004 concerning the shareholder proposal submitted to America West by the International Brotherhood of Teamsters General Fund and Gerald L. Hiskett. We also have received a letter on the proponents' behalf dated February 17, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: C. Thomas Keegel
General Secretary – Treasurer
International Brotherhood of Teamsters General Fund
25 Louisiana Avenue, N.W.
Washington, DC 20001-2198

Gerald L. Hiskett
900 West Loughlin Drive
Chandler, AZ 85225

102 9863

Cooley Godward LLP

ATTORNEYS AT LAW

One Maritime Plaza
20th Floor
San Francisco, CA
94111-3580
Main 415 693-2000
Fax 415 951-3699

www.cooley.com

Broomfield, CO
720 566-4000
Palo Alto, CA
650 843-5000
Reston, VA
703 456-8000
San Diego, CA
858 550-6000

JAMIE E. CHUNG
(415) 693-2071
jchung@cooley.com

January 23, 2004

Via FedEx

Office of the Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549



**Re: Stockholder Proposal Relating to America West Holdings Corporation**

Ladies and Gentlemen:

On behalf of America West Holdings Corporation, a Delaware corporation (the "***Company***"), and pursuant to Rule 14a-8(j) promulgated under the Securities and Exchange Act of 1934 (the "***Act***"), the Company respectfully requests confirmation that the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "***Commission Staff***") will not recommend enforcement action if, in reliance upon certain provisions of Rule 14a-8(i), the Company excludes a proposal (the "***Proposal***") submitted by the Teamsters General Fund and Mr. Gerald L. Hiskett (collectively, the "***Proponents***") from the proxy statement and form of proxy (the "***Proxy Materials***") to be distributed in connection with the Company's 2004 Annual Meeting of Stockholders.

Pursuant to Rule 14a-8(j), enclosed herewith on behalf of the Company are six copies of (i) the Proposal and its supporting statement (the "***Supporting Statement***") and (ii) this letter, which sets forth the bases upon which the Company proposes to exclude the Proposal and the Supporting Statement from the Proxy Materials.

Also enclosed are (i) copies of the no-action letters and other materials we cite in our discussions below, (ii) an additional copy of our letter which we would appreciate having file stamped and returned to us in the enclosed pre-paid envelope and (iii) all correspondence relevant to the Proposal. As required under Rule 14a-8(j), a copy of this letter is being sent to the Proponents notifying them of the Company's intention to exclude the Proposal and the Supporting Statement from the Proxy Materials.

As is set forth in more detail below, the Company believes that the Proposal and the Supporting Statement may be excluded from the Proxy Materials for the following reasons:

- the Proposal deals with matters relating to the Company's ordinary business operations (Rule 14a-8(i)(7));

- the Proposal has already been substantially implemented by the Company and is therefore moot (Rule 14a-8(i)(10)); and

- the Proposal violates the proxy rules because it is materially false and misleading (Rule 14a-8(i)(3)).

## I. Background

The Company is incorporated under the laws of the state of Delaware and its common stock is publicly traded on the New York Stock Exchange (NYSE: AWA). The Company's Board of Directors (the "***Board of Directors***") currently consists of ten members, one of which is a member of management and nine of which are outside directors. One of the outside directors, Mr. Richard P. Schifter, is a Managing Partner of Texas Pacific Group, an investment firm, and appears to be a target of the Proposal. Mr. Schifter has served as a director of the Company since 1994; his current term expires in 2006. As of the date of this letter, Texas Pacific Group held shares of the Company's common stock accounting for greater than a majority of the aggregate voting power of all of the Company's common stock.

The full text of the Proposal and the Supporting Statement is set forth below:

> **RESOLVED**: That the shareholders of America West Airlines ("America West" or the "Company"), request that the Board of Directors adopt [sic] a policy that no member of or nominee to the Board of Directors shall have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company.
>
> The Board of Directors shall establish what represents a "material, non-ordinary course investment" such as controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.
>
> If adopted, this proposal shall not remove or interfere with the term of any current director or any director elected in 2004.
>
> **SUPPORTING STATEMENT**
>
> As long-term shareholders of America West Airlines, we are deeply concerned for the long-term success of our company. America West has struggled to survive and compete in an industry plagued by the threat of terrorism, lower than average passenger traffic and disappointing earnings.
>
> That is why we need a Board of Directors that has only the best interests of America West shareholders in mind. We believe that Directors who have significant personal or professional financial interests in the success of our competition are compromised in their ability to represent the long-term interests of shareholders.

For example, America West's Board Member Richard Schifter is a managing partner and on the Board of Directors of Texas Pacific Group (TPG), a company that holds a controlling interest in America West Airlines. In the past year TPG has actively sought to acquire stakes in competitor airlines including US Air and United Airlines.

This raises serious questions regarding conflicts of interest caused by Director's [sic] financial involvement, interest, and/or control in competitor companies and access to highly sensitive business information.

America West Airlines already has policy [sic] establishing qualifications for board membership. For example, individuals must be younger than 72 to serve on the Board of Directors. In our opinion, these qualifications could be enhanced if the Board adopted safeguards to protect shareholders from the types of conflicts of interest described above.

This proposal does not seek to disqualify Board members or nominees that hold relatively small interests in competitor companies through a diversified portfolio or as part of an indexed fund such as the S&P 500.

We therefore urge shareholders to vote FOR this proposal.

## II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Is a Matter of "Ordinary Business Operations."

Under Rule 14a-8(i)(7), a proposal can be excluded if it "deals with a matter relating to the company's ordinary business operations."

The expressed reason for the "ordinary business operations" exclusion is to "confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders" because "it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." See Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-19135 (October 14, 1982), citing *Hearings on SEC Enforcement Problems Before the Subcommittee on the Senate Committee on Banking and Currency*, 85th Cong., 1st Sess. Part 1 at 119 (1957).

There are at least two alternative bases on which the Company may exclude the proposal under Rule 14a-8(i)(7). First, the Proposal may be excluded because it attempts to restrict the involvement of members of the Company's management with outside companies in order to prevent conflicts of interest and other supposed ills. As noted below in Section II.A., the Commission Staff has consistently found the establishment of policies related to management's involvement with outside companies to fall within a company's "ordinary business operations." Second, the Proposal may be excluded because it seeks to involve the Company's stockholders in making conflicts of interest determinations more properly made by the Company's Board of Directors. As noted below in Section II.B., it would be inappropriate to require the Company to refrain from nominating qualified board members to the Board of Directors because of the mere potential for a conflict of interest, particularly given the comprehensive policies and procedures that the Company has in place to address such potential conflicts.

**A. The Regulation of a Director's Activities With Outside Companies Is An "Ordinary Business Operation."**

The Commission Staff has consistently interpreted the "ordinary business operations" exception to allow the exclusion of stockholder proposals that attempt to regulate the involvement of a company's management with outside companies. In *Wachovia Corporation* (December 28, 1995), the proposal requested that the registrant's board of directors initiate a review of all the outside boards on which its officers sat to ensure that "1) no conflicts of interest exist, 2) officers do not sit on so many boards that valuable time is taken from our company's affairs; and 3) no board membership provides possible serious public relations problems or significant ethical conflicts which might compromise the interests of our company." The Commission Staff permitted the exclusion of this proposal, noting that "policies with respect to employees' use of time to serve on boards of outside organizations" are matters relating to the conduct of the company's "ordinary business operations." Similarly, in *The Southern Company* (March 25, 1993), the Commission Staff permitted the exclusion of a stockholder proposal that sought to have the registrant's board of directors establish a policy that would preclude executive officers of the registrant from serving on the boards of directors of other corporations, except for "appropriate civic, educational and cultural organizations." Again, the Commission Staff noted that the "policies with respect to employees' use of time to serve on the boards of outside organizations" were the subject matter of "ordinary business operations." Significantly, the proponents in *Wachovia* and *Southern Company* relied upon the same bases for support of their stockholder proposals as do the Proponents: that involvement with outside companies detracted from management's services to the registrants, created potential conflicts of interest and raised questions about the integrity of management.

As was the case with the registrants in *Wachovia* and *The Southern Company*, the Company has in place pre-existing policies and procedures that are both well established and followed regarding the conduct of directors, in general, and their investment in competitors of the Company, in particular. These policies and procedures, which comply with the New York Stock Exchange's corporate governance standards promulgated in 2003,[1] are designed to, and in fact do, ensure that the risks of conflicts of interest are minimized, that directors fully perform their duties and responsibilities to the Company and that directors act in a manner reflective of the highest integrity and character. The extent and nature of these policies and procedures

---

[1] Section 303A.10 of the New York Stock Exchange's Listed Company Manual requires each listed company to adopt and disclose a code of business conduct and ethics that addresses, among other things, "conflicts of interest." The manual states that a "'conflict of interest' occurs when an individual's private interest interferes in any way – or even appears to interfere – with the interests of the corporation as a whole." The Manual specifically requires that such codes of business conduct and ethics prohibit directors from "competing with the company."

demonstrate that establishing, implementing and monitoring polices and procedures related to the activity of the Company's board members with outside companies falls squarely within the Company's ordinary business operations.

The Company's Code of Business Conduct and Ethics (the "***Code***") was adopted by the Board of Directors, is distributed to all employees of the Company and is available on the Company's website. The Code was first adopted over 10 years ago and requires directors to adhere to "the highest standards of ethics and fair dealing." The Code requires directors to be "free at all times from influences that conflict with the best interests of the Company or might deprive the Company of the undivided loyalty of the [directors]." The Code specifically addresses involvement with the Company's competitors, prohibiting "activity that enhances or supports the position of a competitor to the detriment of America West" and requiring a director that seeks to "own, directly or indirectly, a significant financial interest in...any entity that...competes with [the Company]" to obtain prior approval of the Audit Committee of the Board of Directors. These restrictions address the exact risks set forth by the Proponents in the Proposal and the Supporting Statement.

In addition to the specific restrictions on ownership of significant financial interests in competitors of the Company mentioned above (which would cover "material, non-ordinary course investment[s]" in the Company's competitors), the Code also contains other provisions which indicate well-established, pre-existing policies and procedures designed to protect against the risks set forth by the Proponents in the Proposal and the Supporting Statement. For instance, directors are prohibited under the Code from taking personal advantage of opportunities of the Company that are discovered as a result of serving as a director of the Company and are prohibited from using their "position with [the Company] or [the Company's] corporate property or information for improper personal gain" or to "compete with [the Company] in any way." Additionally, the Code, together with other Company policies and applicable law, prevent directors from using insider information for financial gain.

The Code states that violations of the Code "will almost always warrant significant disciplinary measures and there may be circumstances where a [director's] violation of the Code is so significant or severe that removal of the [director] may be required, even for a first violation, and may result in criminal or civil liability." Compliance with the Code is monitored by the Audit Committee of the Board of Directors. Additionally, as provided in the Company's Corporate Governance Guidelines (the "***Guidelines***"), the entire Board makes determinations with respect to any conflicts of interest not covered by the Code.

**B. The Board of Directors Is the Proper Body to Determine Conflicts of Interest.**

The Commission Staff has consistently determined that a company's board of directors is the appropriate locus of determinations related to conflicts of interest. In *Genetronics Biomedical*

*Corporation* (April 4, 2003), the impetus for the stockholder proposal was "financial conflicts of interest" by officers, directors and board members of the registrant. There the stockholder proposal sought to prohibit "all" such financial conflicts of interest and restrict the registrant from doing business with any company in which an officer, director or board member has a "financial stake." Similarly, in *Anchor BanCorp Wisconsin Inc.* (March 26, 1993), the stockholder proposal was related to potential or actual conflict of interest. There the stockholder sought to prevent the registrant from retaining legal counsel who had appeared against the registrant in other actions. The registrant in both *Genetronics* and *Anchor* asserted that the board of directors was the appropriate vehicle for determining and resolving conflicts of interest and the Commission Staff allowed the exclusion under Rule 14a-8(i)(7) of the stockholder proposals at issue. Finally, although not the focus of the no-action letter in *Residential Mortgages Investments, Inc.* (May 3, 1991), it is important to note that the Commission Staff allowed the registrant to exclude a stockholder proposal pertaining to certain agreements the registrant had entered into despite the existence of a conflict of interest caused by common directors of the registrant and the companies with which it had entered into such agreements. The Commission Staff allowed the stockholder proposal to be excluded because the decision-making process regarding whether or not such agreements were in the best interest of the corporation was a matter of "ordinary business operation." See also, *Niagara Mohawk Power Corporation* (February 12, 1996) (stockholder proposal that the registrant remove all conflicts of interest whether actual or in appearance could be excluded based on Rule 14a-8(i)(7)).

For either or both of the reasons cited above, we believe the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7).

**III. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Already Been Substantially Implemented And Is Therefore Moot.**

The Company also seeks to exclude the Proposal in reliance on Rule 14a-8(i)(10) because the Proposal has already been substantially implemented by the Company through the Code and the Guidelines.

Under Rule 14a-8(i)(10)'s predecessor, a proposal could only be excluded as moot if it had been "fully effected" by the registrant. The current "substantially implemented" standard is intended to be more subjective and less formalistic than the "fully effected" standard. See Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-20091 (August 16, 1983). For a proposal to be excluded, the proposal need not be implemented in full or precisely as presented, rather the "determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco Inc.* (March 28, 1991).

The Commission Staff has consistently taken the position that stockholder proposals have been "substantially implemented" within the scope of Rule 14a-8(i)(10) when the registrant already has policies and procedures in place relating to the subject matter of the stockholder proposal, or has implemented the essential objectives of the stockholder proposal. In *Talbots Inc.* (April 5, 2002), the stockholder proposal requested implementation of a code of corporate conduct based on human rights standards of the United Nations' International Labor Organization. The stockholder proposal was found to have been substantially implemented because the registrant had established and implemented standards for business practice, a labor law compliance program, a code of conduct for suppliers, and taken other related steps to address the objectives of the proposal. Similarly in *The Gap, Inc.* (March 16, 2001), the stockholder proposal asked the registrant's board to provide a report to stockholders on the child labor practices of the registrant's suppliers. The proposal was found to have been substantially implemented because the registrant had already established and implemented a code of vendor conduct, monitored compliance with the code, and taken other related steps to address the objectives of the proposal. See also *Kmart Corp.* (February 23, 2000) (proposal requesting that the board report on the registrant's vendor standards and compliance program for its vendors, subcontractors and agents in countries where it sourced its products was excludable because the registrant had substantially implemented the proposal through its vendor workplace code of conduct, among other things).

In addition to specifically calling for a prohibition on "material, non-ordinary course investment[s]" in direct competitors of the Company, the Supporting Statement sets forth the following essential objectives of the Proposal: (i) having a "Board of Directors that has only the best interest of America West shareholders in mind," ("***Objective One***") (ii) having directors whose "abilit[ies] to represent the long-term interests of the shareholders" are not "compromised" ("***Objective Two***") and (iii) avoiding "conflicts of interest caused by Director's [sic] financial involvement, interest, and/or control in competitor companies and access to highly sensitive business information" ("***Objective Three***").

A comparison of the Proposal and the Supporting Statement with the Code and the Guidelines reveals that the Code and the Guidelines squarely address the Proposal and each of its essential objectives. Specifically, the Proposal's prohibition on investment in competitors is addressed by the Code's general prohibition on conflicts of interest, as well as its specific prohibition on "activity that enhances or supports the position of a competitor to the detriment of America West" and its specific requirement that directors who seek to own, "directly or indirectly, a significant financial interest in...any entity that...competes with [the Company]" obtain prior approval of the Audit Committee of the Board of Directors. Furthermore, Objective One and Objective Two are addressed by the Code's requirement that directors be "free at all times from influences that conflict with the best interests of the Company or might deprive the Company of the undivided loyalty of the [director]." Additionally, the Guidelines provide that the "primary responsibility of the Board of Directors...is to oversee the affairs of [the Company] for the benefit of all stockholders." Furthermore, Objective Three is addressed by the above-referenced Code provisions related to investment in competitors as well as the Code's specific prohibition on directors using their "position with [the Company] or [the Company's] corporate property or information for improper personal gain" or "competing with [the Company] in any way." Finally, the Code, together with other Company policies and applicable law, prevent directors from using insider information for financial gain.

The Commission Staff has stated that a registrant is not required to implement a proposal word-for-word in order to have it excluded as substantially implemented pursuant to Rule 14a-8(i)(10), but rather must demonstrate that the registrant's existing policies and procedures compare favorably with the guidelines of the proposal. See Exchange Act Release No. 34-20091; *Texaco, Inc.* The Code and Guidelines comprehensively address the Proposal, as well as Objective One, Objective Two and Objective Three of the Proposal, with the Code and the Guidelines dealing with investments in the Company's competitors on a case-by-case basis and predicating any prohibition on such investments on a finding that such investment actually enhances or supports the position of a competitor to the detriment of the Company.

For the reasons set forth above, we believe that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(10) as substantially implemented and therefore moot.

## IV. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Violates the Proxy Rules.

The Company also seeks to exclude the Proposal in reliance on Rule 14a-8(i)(3) because the Proposal contains numerous statements that are materially false and misleading in violation of Rule 14a-9, which provides, in pertinent part, that:

> (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading…

Rule 14a-9 also provides that an example of the type of statement that may be materially false or misleading is a statement that "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

Additionally, the Commission Staff stated in Shareholder Proposals, Staff Legal Bulletin No. 14 (July 13, 2001) that "shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate."

### A. The Proposal is Materially Vague and Misleading.

Paragraph three of the Proposal states that "[i]f adopted, this proposal shall not remove or interfere with the term of any current director or any director elected in 2004." As written, it is not clear (i) whether current directors, re-elected in 2004 or otherwise, are insulated from the effect of the proposal for the remainder of their current term only or for the entire time that they serve as directors of the Company or (ii) whether directors who are newly elected in 2004 are insulated from the effect of the proposal for their first term in office only or for the entire time that they serve as directors of the Company. This statement causes the Proposal to be materially vague and misleading because it is generally unclear how long it is supposed to apply and whether it is meant to apply uniformly among current directors who are not up for reelection in 2004, current directors who are up for reelection in 2004 and directors who are newly elected in 2004. As a result, at a minimum this statement should be recast to clarify the ambiguity set forth above.

**B. The Supporting Statement is Materially Misleading.**

**1.** The second sentence of paragraph one the Supporting Statement states that "America West has struggled to survive and compete in an industry plagued by threat of terrorism, lower than average passenger traffic and disappointing earnings." The Proponents have cited no documentation to support either the fact that America West has struggled to compete or what is meant by "lower than average passenger traffic" or "disappointing earnings." In light of the many recent articles describing the Company competing favorably against other domestic airlines, and the lack of clarity or documentation with respect to "lower than average passenger traffic" and "disappointing earnings," the second sentence of the first paragraph of the Supporting Statement should be excluded in its entirety. For a recent example of an extremely favorable article on the Company's performance relative to its competitors, see *Air Support*, TIME MAGAZINE, December 1, 2003, at 62.

**2.** The first sentence of paragraph two of the Supporting Statement states that "we need a Board of Directors that only has the best interests of America West shareholders in mind." This statement implies that the Board of Directors does not have the best interests of the Company's stockholders in mind, thereby indirectly charging the Board of Directors with breaching its fiduciary duties to the Company's stockholders. The Proponents have cited no documentation to support this claim. Furthermore, because this sentence immediately follows the sentence referenced above in Section IV.B.1. regarding the Company's "struggle[] to survive," this sentence implies that the Board of Director's failure to put the interests of the Company's stockholders first has actually caused the Company's "struggle[] to survive." The Proponents have cited no documentation to support this implied causal connection. As a result, the first sentence of paragraph two of the Supporting Statement should be excluded in its entirety.

**3.** The second sentence of the second paragraph and the third paragraph of the Supporting Statement offers Mr. Schifter as an example of a director who is "compromised in [his] ability to represent the long-term interests of shareholders." Additionally, the fourth paragraph of the Supporting Statement states that Mr. Schifter's involvement with TPG "raises serious questions regarding conflicts of interest caused by Director's [sic] involvement, interest and/or control in competitor companies and access to highly sensitive business information." Not only does this language directly state that Mr. Schifter does not actually serve the long term interest of the Company's stockholders, but this language strongly suggests that Mr. Schifter has an actual conflict of interest as a result of his involvement with TPG and may have made or may be likely to make improper use of the Company's confidential information. Again, the Proponents have cited no documentation to support any of these claims. These statements squarely violate Rule 14a-9 because they impugn Mr. Schifter's character, integrity and personal reputation, and directly and indirectly make charges concerning improper, illegal and immoral conduct and associations, without any factual foundation. As a result, the second sentence of the second paragraph and the third and fourth paragraphs of the Supporting Statement should be excluded in their entirety.

**4.** Assuming that the statements described above are excluded as requested, the third sentence of the fifth paragraph of the Supporting Statement should be excluded in its entirety or recast to clarify the types of conflicts that the Proposal seeks to prevent.

**C. The Proposal and the Supporting Statement Should be Excluded in Their Entirety.**

Staff Legal Bulletin No. 14 states that "[t]here is no provision in Rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement." In this regard, the Commission Staff indicated that it is not beneficial to devote its resources to "detailed and extensive edit[s]."

If the defective statements outlined in Section IV.A. and IV.B. are excluded or revised, only three of the seven paragraphs in Supporting Statement would remain intact: your concurrence with our analysis would cause the Proponents to delete three paragraphs and revise portions of two other paragraphs, leaving only three paragraphs (one of which is a single sentence advising stockholders to vote for the Proposal) intact. As stated in Staff Legal Bulletin No. 14, when substantial revisions and omissions are necessary, it may be appropriate to exclude the entire proposal, supporting statement, or both, as materially false or misleading. Here, the sheer number of statements that must be excluded or substantially revised renders the Proposal and the Supporting Statement materially false and misleading in their entirety. Accordingly, we respectfully request the Commission Staff's concurrence that the Proposal and the Supporting Statement may be excluded in their entirety under Rule 14a-8(i)(3).

In the alternative, if the Commission Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion or revision, as appropriate, of the statements discussed in Sections IV.A. and IV.B.

**V. Conclusion.**

For the reasons stated above, it is our opinion that the Proposal and the Supporting Statement may be properly excluded from the Proxy Materials. I respectfully request your confirmation that the Commission Staff will not recommend any enforcement action to the Securities and Exchange Commission if the Proposal and the Supporting Statement are excluded from the Proxy Materials in their entirety.

Please acknowledge your receipt of this letter and its attachments by stamping the first page of a copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

If you have any questions or require additional information, please contact me by telephone at (415) 693-2071. I would appreciate a copy of the Commission Staff's response to this request by fax to my attention at (415) 951-3699.

Sincerely,

Jamie E. Chung

cc: Linda M. Mitchell, Esq. – America West Holdings Corporation
Teamsters General Fund (w/o enclosures)
Gerald L. Hiskett (w/o enclosures)

**RESOLVED:** That the shareholders of America West Airlines, ("America West" or the "Company"), request that the Board of Directors adopt a policy that no member of or nominee to the Board of Directors shall have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company.

The Board of Directors shall establish what represents a "material, non-ordinary course investment" such as controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.

If adopted, this proposal shall not remove or interfere with the term of any current director or any director elected in 2004.

## SUPPORTING STATEMENT

As long-term shareholders of America West Airlines, we are deeply concerned for the long-term success of our company. America West has struggled to survive and compete in an industry plagued by the threat of terrorism, lower than average passenger traffic and disappointing earnings.

That is why we need a Board of Directors that has only the best interests of America West shareholders in mind. We believe that Directors who have significant personal or professional financial interests in the success of our competition are compromised in their ability to represent the long-term interests of shareholders.

For example, America West's Board Member Richard Schifter is a managing partner and on the Board of Directors of Texas Pacific Group (TPG), a company that holds a controlling interest in America West Airlines. In the past year TPG has actively sought to acquire stakes in competitor airlines including US Air and United Airlines.

This raises serious questions regarding conflicts of interest caused by Director's financial involvement, interest, and/or control in competitor companies and access to highly sensitive business information.

America West Airlines already has policy establishing qualifications for board membership. For example, individuals must be younger than 72 to serve on the Board of Directors. In our opinion these qualifications could be enhanced if the

Board adopted safeguards to protect shareholders from the types of conflicts of interest described above.

This proposal does not seek to disqualify Board members or nominees that hold relatively small interests in competitor companies through a diversified portfolio or as part of an indexed fund such as the S&P 500.

We therefore urge shareholders to vote FOR this proposal.

Gerald L. Hiskett
900 West Loughlin Drive
Chandler, AZ 85225

December 20, 2003

Ms. Patricia A. Penwell
Corporate Secretary
America West Airlines, Inc.
111. W. Rio Salado Pkwy
Tempe, AZ 85281

Dear Ms. Penwell:

I hereby submit the following resolution in accordance with SEC Rule 14a-8 to be included in the Company's proxy statement and presented at the Company's 2004 Annual Meeting of Shareholders.

I own more than $2,000 worth of America West stock and have held my shares continuously for at least one year. I intend to continue to hold these shares through the date of America West's 2004 Annual Meeting. Attached, please find proof of ownership.

Please send any correspondence to me at the above address by U.S. Mail, UPS, or Airborne. I can also be reached at by phone at (480) 786-9179.

Thank you.

Sincerely,

Gerald L Hiskett

Gerald L. Hiskett

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

December 23, 2003

**BY FAX: 480-693-5122**
**BY UPS NEXT DAY**

Mr. Patricia A. Penwell, Corporate Secretary
America West Airlines
111 West Rio Salado Parkway
Tempe, AZ 85281

Dear Ms. Penwell:

I hereby submit the following resolution on behalf of the Teamsters General Fund, which is co-sponsoring the attached proposal with Mr. Gerald L. Hiskett, in accordance with SEC Rule 14a-8, to be presented at the Company's 2004 Annual Meeting.

Together, the General Fund and Mr. Hiskett have owned greater than $2,000 in shares continuously for at least one year and intend to continue to own at least this amount through the date of the annual meeting.

Any written communication should be sent to the below address via US Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only union delivery.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
Trustee

CTK/jo
Enclosures

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-680(

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

February 17, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Request for No-Action by America West Holdings Corporation on the Shareholder Proposal Submitted by the International Brotherhood of Teamsters General Fund and Mr. Gerald Hiskett (collectively, "the Proponents") for Inclusion in the 2004 America West Holdings Corporation Proxy Materials.

Dear Ladies and Gentlemen:

We are in receipt of a letter sent to you by Jamie E. Chung ("Counsel"), Counsel for America West Holdings Corporation ("America West" or "the Company") dated January 23, 2004. In that letter, Counsel gives notice of the Company's intent to exclude the Proponents' shareholder proposal from America West's Proxy Materials for 2004.

In accordance with Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibits.

The Proponents' proposal, requesting the Company's Board of Directors to adopt qualification criteria for Board of Director is a legitimate issue for shareholder consideration and must be included in the Company's 2004 Proxy Materials.

Counsel relies on Rule 14a-8(i)(7), claiming that the proposal relates to the Company's ordinary business operations; Rule 14a-8(i)(10), claiming that the proposal has already been substantially implemented and is therefore moot; and, Rule 14a-8(i)(3) stating that substantial portions of the supporting statement of the proposal are false and/or misleading.

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

The Proponents respectfully disagree.

## ARGUMENT

### *1. The Proposal Must be Included in the Company's 2004 Proxy Materials Because it is not a Matter of "Ordinary Business Operations."*

Counsel argues that the Proponents' Shareholder Resolution must be excluded because it would violate Rule 14a-8(i)(7) as it deals with the Company's "ordinary business operations." As a starting point, the Commission has indicated that the burden is on the issuer to demonstrate that this or any other provision of Rule 14a-8 may be properly relied upon to omit a proposal. The Proponents believe that Counsel has failed to meet this burden. Counsel relies primarily on *Wachovia Corporation* (December 28, 1995) wherein the proponent asked that the registrants board of directors, "initiate a review of all the outside boards on which our company's officers sit to ensure that no conflicts of interest exist; that valuable time is not taken from our company's affairs, and that serious public relations problems or significant ethical conflicts which might compromise the interests of our company are avoided."[1]

The Proponents' Proposal is distinguished from the one in *Wachovia* in that the policy-oriented resolution submitted by the Fund is merely precatory. It does not *compel* the Company to take any specific action, much less action that would interfere with the ordinary business operations of the Company. Further, the Proposal specifically vests the power in the Board of Directors to establish what represents a "material, non-ordinary course investment" in a direct competitor company. Also contrary to Counsel's argument, it does not attempt to "restrict" the involvement of members of the Company's Board of Directors on outside boards. Rather it asks the Board of Directors to establish a policy that would ensure that members of the Company's Board are not compromised in their ability to represent the long-term interests of shareholders.

[1] Wachovia Corporation (December 28, 1995).

In addition, SEC staff's analysis of the proposals under the ordinary business exclusion involves a two-pronged test.[2] First, the SEC staff must analyze whether the proposal's subject involves issues that should be solely subject to the board's discretion. The second prong relates to the degree to which the proposal seeks to micromanage the company and whether the matters are so complex that shareholders are not qualified to make an informed decision due to their lack of business expertise and knowledge of the company.

In the case at hand, the Proponents clearly are not introducing a proposal that would solely be subject to the Board's discretion. In fact, the Commission has long recognized that requesting the Board to adopt policies for qualifications for Board membership has been a valid subject for shareholder consideration. For example, the Commission has found that proposals calling for an independent Board Chairman are valid topics for shareholder proposals, see *Swift Transportation*, April 1, 2003, and *Kohl's Corporation*, March 10, 2003; that proposals requesting that Boards are comprised of a majority of independent directors are suitable for shareholder consideration, see *Waste Management*, February 8, 1991, and *General Electric*, January 25, 2004; and proposals that call for age limitations for members of the Board of Directors are also valid proposals for shareholder consideration, see *Auto Graphics*, December 20, 2001, and *Technology Research*, April 13, 1999.

As to the second part of the two-part test (does the proposal seek to micromanage the company and are the matters included in the Proposal so complex that shareholders are not qualified to make an informed decision due to their lack of business expertise and knowledge of the company), the Proponents' Proposal vests all power with the board to determine what would meet the definition of "non-ordinary course investment." Therefore, it clearly is not an attempt by the Proponents to take any decision-making power away from the Board of Directors.

Finally, the Commission has found this same proposal to be a valid topic for shareholder consideration in *Continental Airlines,* January 27, 2004, by denying no-action enforcement to the requesting Company.

---

[2] Exchange Act Release No. 12, 999, 1976 SEC LEXIS 326 (Nov. 22, 1976).

2. ***The Proposal Must be Included in the Company's 2004 Proxy Materials Because it has not been Substantially Implemented.***

Counsel argues that the Proposal has been substantially implemented and is moot because the Company already has a policy in place in the guise of the Company's Business Code and Corporate Governance Guidelines.

Counsel specifically points to §4 of America West Holdings Corporation Code of Business Conduct and Ethics, which states that officers and members of the Board of Directors may seek authorization from the Audit Committee of the Board of Directors to evaluate whether or not a Board member may have a potential conflict of interest. According to the Code,

> "...persons evaluating ownership for conflicts of interest will consider the size and nature of the investment or business transaction; the nature of the relationship between the other entity and America West; the employees access to confidential information and the employee's ability to influence America West decisions."[3]

The Proponents believe that this policy demonstrates why Proponents' proposal must be put before the shareholders. The Proponents' Proposal, if implemented by the Board of Directors, would effectively bar the Board from nominating a person to the Board if they have a material, non-ordinary course investment in a direct competitor company. Whereas the Company's current policy allows a nominee to the Board of Directors to have ownership in a direct competitor company as long as it is first vetted through the Board's Audit Committee. According to the Company's policy the Audit Committee presumably approved Mr. Schifter's indirect bids for other commercial airlines in 2003 despite his position within the Company and his access to confidential information. The Proponents believe that the Audit Committee's apparent approval demonstrates that the Company's policy provides no meaningful protection for shareholders.

[3] America West Holdings Corporation Code of Business Conduct and Ethics, §4-Avoiding Conflicts of Interest. (Feb. 25, 2003).

Therefore, the Proponents stand by the Proposal as written.

3. ***The Proposal Must be Included in the Company's 2004 Proxy Materials Because it is not False or Misleading.***

A. Counsel claims that the third paragraph of the Proposal is materially vague and misleading because it is "generally unclear how long (the proposal) is supposed to apply..." In the spirit of compromise and clarification the Proponent is willing to amend the Proposal to read:

> If adopted, this policy shall not go into effect until America West's Board nominates its 2005 Directors. This policy shall not interfere with the term of any Board member elected in 2004. (See Herein, EXHIBIT A, Revised Shareholder Proposal).

B. Counsel claims that the first sentence of paragraph two of the Supporting Statement is false and misleading because "it implies that the Board of Directors does not have the best interests of the Company's stockholders in mind." The intent of the first sentence of the second paragraph of the supporting statement is to underscore the need for members of the Board of Directors of our Company to have only the interests of Company stakeholders in mind when it considers nominees to the Board of Directors. Especially in such a competitive industry as commercial aviation it is the Proponents' intent to highlight the potentially costly decision of putting a person on the Board of Directors of our Company that does not have the best interests of shareholders in mind.

Further, the Division has found the exact same sentence, in a similar shareholder proposal filed by the Proponent at Continental Airlines to appear in the Company's 2004 Proxy Materials[4]

Therefore, the Proponents stand by the sentence as written.

C. Counsel claims that the second sentence of the Supporting Statement as well as the entire third and fourth paragraphs of the Supporting Statement should be excluded from the Company's 2004 Proxy Materials

[4] Continental Airlines, Inc. (January 27, 2004).

because "they impugn Mr. Shifter's character, integrity and personal reputation …."

The intent of providing information about Mr. Shifter in the Proposal's Supporting Statement is to show that unless Shareholders of America West have leadership that is completely dedicated to their best interests, especially in the highly competitive industry of commercial aviation, shareholders equity interests are potentially at risk.

To be clear, the Proponents have no evidence that Mr. Shifter has used confidential business information improperly in his role as a managing director of Texas Pacific Group, nor do the Proponents seek to cast any doubt on the personal character or reputation of Mr. Shifter. Rather, the Proponents seek to put into place a policy that would ensure that members of the Board of Directors who have access to highly sensitive information not have the potential for conflict of interest created when they have a significant personal interest directly or indirectly in the success of a competitor company.

In addition, the Division has found that the exact same sentence was appropriate in a similar shareholder proposal filed by the Proponent at Continental Airlines.[5] Therefore, the Proponents stand by the Proposal as written.

## CONCLUSION

Counsel's arguments for exclusion of the Proponents' shareholder proposal from the 2004 Proxy Materials clearly do not meet the standard for SEC no-action. In the spirit of compromise, the Proponents are willing to alter the supporting statement to the shareholder proposal as outlined in the argument above. Please see herein, EXHIBIT A.

The SEC's primary mission "is to protect investors and maintain the integrity of the securities markets." The Proponents urge the SEC to protect America West Holdings Corporation shareholders who support adopting criteria for Board qualification that will eliminate potentially costly conflicts

---

[5] Id.

of interest and, by extension, protect all shareholders who take an interest in corporate governance, by denying the Company's request for no-action.

Based on the foregoing analysis the Proponents respectfully request that the Division take action to enforce inclusion of its proposal in America West Holdings Corporation 2004 Proxy Materials.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

Gerald Hiskett

Gerald Hiskett

CTK/jo
Enclosures

cc: Jamie E. Chung, Counsel, Cooley Godward, LLP.

## EXHIBIT A

**RESOLVED:** That the shareholders of America West Airlines, ("America West" or the "Company"), request that the Board of Directors adopt a policy that no member of or nominee to the Board of Directors shall have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company.

The Board of Directors shall establish what represents a "material, non-ordinary course investment" such as controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.

If adopted, this policy shall not go into effect until America West's Board nominates its 2005 Directors. This policy shall not interfere with the term of any Board member elected in 2004.

## SUPPORTING STATEMENT

As long-term shareholders of America West Airlines, we are deeply concerned for the long-term success of our company. America West has struggled to survive and compete in an industry plagued by the threat of terrorism, lower than average passenger traffic and disappointing earnings.

That is why we need a Board of Directors that has only the best interests of America West shareholders in mind. We believe that Directors who have significant personal or professional financial interests in the success of our competition are compromised in their ability to represent the long-term interests of shareholders.

For example, America West's Board Member Richard Schifter is a managing partner and on the Board of Directors of Texas Pacific Group (TPG), a company that holds a controlling interest in America West Airlines. In the past year TPG has actively sought to acquire stakes in competitor airlines including U.S. Air and United Airlines.

This raises serious questions regarding conflicts of interest caused by a Director's financial involvement, interest, and/or control in competitor companies and access to highly sensitive business information.

America West Airlines already has a policy establishing qualifications for board membership. For example, individuals must be younger than 72 to serve on the Board of Directors. In our opinion these qualifications could be enhanced if the Board adopted safeguards to protect shareholders from the types of conflicts of interest described above.

This proposal does not seek to disqualify Board members or nominees that hold relatively small interests in competitor companies through a diversified portfolio or as part of an indexed fund such as the S&P 500.

We therefore urge shareholders to vote **FOR** this proposal.

Cooley Godward LLP

ATTORNEYS AT LAW

One Maritime Plaza
20th Floor
San Francisco, CA
94111-3580
Main 415 693-2000
Fax 415 951-3699

www.cooley.com

Broomfield, CO
720 566-4000
Palo Alto, CA
650 843-5000
Reston, VA
703 456-8000
San Diego, CA
858 550-6000

JAMIE E. CHUNG
(415) 693-2071
jchung@cooley.com

March 1, 2004

Via FedEx

Office of the Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549



**Re: Stockholder Proposal Relating to America West Holdings Corporation**

Ladies and Gentlemen:

Reference is made to (i) the letter dated January 23, 2004 (the "***Company Letter***") submitted to your office on behalf of America West Holdings Corporation, a Delaware corporation (the "***Company***") requesting confirmation that the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "***Commission Staff***") would not recommend enforcement action if, in reliance upon certain provisions of Rule 14a-8(i), the Company excluded a proposal (the "***Proposal***") submitted by the Teamsters General Fund and Mr. Gerald L. Hiskett (collectively, the "***Proponents***") from the proxy statement and form of proxy to be distributed in connection with the Company's 2004 Annual Meeting of Stockholders and (ii) the letter dated February 17, 2004 submitted to your office by the Proponents in response to the Company Letter (the "***Proponents' Letter***").

Pursuant to the applicable provisions of Rule 14a-8 and Staff Legal Bulletin No. 14 dated July 13, 2001, enclosed herewith on behalf of the Company are (i) a copy of the Proposal, (ii) a copy of the Company Letter, (iii) a copy of the Proponents' Letter, (iv) copies of the no-action letters and other materials we cite in our discussions below, and (v) an additional copy of this letter which we would appreciate having file stamped and returned to us in the enclosed pre-paid envelope. A copy of this letter is also being sent to the Proponents.

While we reaffirm the arguments set forth in the Company Letter, the purpose of this letter is to assist the Commission Staff with its review of the Company Letter and the Proponents' Letter by highlighting the following aspects of the Proponents' Letter that we believe are inaccurate and/or misleading:

1. The fourth sentence of the first paragraph of Section 1 of the Proponents' Letter states that the Company Letter places "primary" reliance on *Wachovia Corporation* (December 28, 1995) to support its argument for exclusion of the Proposal under the "ordinary business operations" ground for exclusion set forth in Rule 14a-8(i)(7). In fact, the Company Letter presents two alternative bases for excluding the Proposal under Rule 14a-8(i)(7), one of which (that the Proposal impermissibly regulates the involvement of the Company's directors with outside companies) places *equal* reliance on *Wachovia* and *The Southern Company* (March 25, 1993) and the other of which (that the Company's Board of Directors is the proper body to determine conflicts of interest) places primary reliance on *Genetronics Biomedical Corp.* (April 4, 2003).

2. The first sentence of the second paragraph of Section 1 of the Proponents' Letter states that the Proposal "is distinguished from the [stockholder proposal] in *Wachovia* in that the policy-oriented resolution submitted by the Fund [i.e., the Proponents] is merely precatory...[i]t does not *compel* the Company to take any specific action..." In fact, no such distinction exists: the stockholder proposal in *Wachovia* was also precatory – and it used precatory language almost identical to that used in the Proposal to "request" that the registrant's board of directors adopt its proposal.

3. The second sentence of the second paragraph of Section 1 of the Proponents' Letter states that the Company Letter argues that the Proposal "attempt[s] to 'restrict' the involvement of members of the Company's Board of Directors on outside boards." The Company Letter does not make this argument. Rather the Company Letter argues, among other things, that the Proposal attempts to regulate *in general* the involvement of the Company's Directors with outside companies and points to two recent no-action letters in which the Commission Staff found similar stockholder proposals to be excludable under Rule 14a-8(i)(7).[1]

4. The third paragraph of Section 1 of the Proponents' Letter describes a "two-pronged test" for determining whether a stockholder proposal may be excluded under Rule 14a-8(i)(7) and cites Exchange Act Release No. 12999 dated November 22, 1976 as the source of this test. We were unable to find a description of this "two-pronged test" in the above-referenced release.

5. The fourth paragraph of Section 1 of the Proponents' Letter cites several no-action letters as support for the argument that the Proposal may not be excluded under Rule 14a-8(i)(7), noting that the Commission Staff "has long recognized that requesting the Board to adopt polices for qualifications for Board membership has been a valid subject for shareholder consideration."[2] Importantly, the Company Letter does not rely on the argument that such policies are categorically invalid subjects for shareholder consideration, but rather points out that when such policies purport to regulate the involvement of board members with outside companies, the Commission Staff has allowed registrants to exclude such stockholder proposals under the "ordinary business operations" ground for exclusion set forth in Rule 14a-8(i)(7).

   Furthermore, the citation of the above-referenced no-action letters as support for the Proponents' argument that the Proposal may not be excluded under Rule 14a-8(i)(7) is misleading because the registrants in the cited no-action letters never argued for the exclusion of the stockholder proposals at issue under the "ordinary business operations" ground for exclusion and the Commission Staff has clearly stated that it "*will not consider any basis for exclusion that is not advanced by the company*" in its no-action request.[3] As a result, we believe that the above-referenced no-action letters are not relevant to the Proponents' argument against the Company's request to exclude the Proposal under Rule 14a-8(i)(7).

---

[1] See *Wachovia Corporation* (December 28, 1995) and *The Southern Company* (March 25, 1993).

[2] I.e., *Swift Transportation Co., Inc.* (April 1, 2003), *Kohl's Corporation* (March 10, 2003), *Waste Management, Inc.* (February 8, 1991), *General Electric Co.* (January 25, 2004), *Auto-Graphics, Inc.* (December 20, 2001 and *Technology Research Corp.* (April 13, 1999).

[3] See Staff Legal Bulletin No. 14 dated July 13, 2001 (emphasis added). Note that in the Staff Reply Letter set forth in *General Electric, Inc.* (January 25, 2004), the Commission Staff appears to have accidentally referenced Rule 14a-8(i)(7) instead of Rule 14a-8(i)(6). We have concluded that this was an accident because the registrant in this no-action letter never mentioned Rule 14a-8(i)(7) in its no-action request and the Staff Reply Letter referenced all of the grounds for exclusion that the registrant did actually mention except Rule 14a-8(i)(6).

6. The sixth paragraph of Section 1 of the Proponents' Letter cites *Continental Airlines, Inc.* (January 27, 2004) as support for the suggestion that a proposal identical to the Proposal has already been blessed by the Commission Staff as not being excludable under Rule 14a-8(i)(7). This suggestion is misleading as the registrant in *Continental* never sought to omit the stockholder proposal at issue under Rule 14a-8(i)(7) and, as a result, the Commission Staff, in accordance with its stated policy, made no determination as to whether Rule 14a-8(i)(7) would constitute an adequate basis for excluding the proposal.

7. The first paragraph of Section 3.B. of the Proponents' Letter purports to explain the intent behind the first sentence of paragraph two of the Proposal's supporting statement.[4] We do not believe that this explanation addresses the arguments in the Company Letter respecting this and other language in the Proposal's supporting statement, or otherwise exempts the Proponents from the basic requirement to "provide factual support for statements in the [Proposal] and supporting statement or phrase statements as their opinion where appropriate."[5]

8. The second paragraph of Section 3.B. of the Proponents' Letter cites *Continental* as support for the suggestion that language identical to the first sentence of paragraph two of the Proposal's supporting statement[6] has already been blessed by the Commission Staff as not being excludable under Rule 14a-8(i)(3) as materially vague or misleading under Rule 14a-9. This suggestion is misleading as the registrant in *Continental* did not seek to exclude *any* language in the stockholder proposal at issue under Rule 14a-8(i)(3) and, as a result, the Commission Staff, in accordance with its stated policy, made no determination as to whether Rule 14a-8(i)(3) would constitute an adequate basis for excluding any such language.

9. The first sentence of Section 3.C. of the Proponents' Letter incorrectly references "the second sentence of the Supporting Statement." We believe the Proponents intended to reference the "second sentence *of the second paragraph*" (emphasis added) of the Proposal's supporting statement.

10. The third paragraph of Section 3.C. of the Proponents' Letter states, "To be clear, the Proponents have no evidence that Mr. Shifter has used confidential business information improperly in his role as a managing director of Texas Pacific Group, nor do the Proponents seek to cast any doubt on the personal character or reputation of Mr. Schifter." As noted above, we do not believe that this statement addresses the arguments in the Company Letter respecting this and other language in the Proposal's supporting statement, or otherwise exempts the Proponents from Rule 14a-9 or the basic requirement to "provide factual support for statements in the [Proposal] and supporting statement or phrase statements as their opinion where appropriate."[7]

11. The last paragraph of Section 3.C. of the Proponents' Letter states that "the Division has found that the exact same (sic) sentence was appropriate in a similar proposal filed by the Proponent at Continental Airlines." This statement is misleading as the registrant in *Continental* did not seek

---

[4] The first sentence of paragraph two of the Proposal's supporting statement states, "That is why we need a Board of Directors that has only the best interests of America West shareholders in mind." As set forth in the Company Letter, the Company seeks to omit this language under Rule 14a-8(i)(3).
[5] See Staff Legal Bulletin No. 14 dated July 13, 2001.
[6] See note 4 *supra*.
[7] See Staff Legal Bulletin No. 14 dated July 13, 2001.

to exclude *any* language in the stockholder proposal at issue under Rule 14a-8(i)(3) and, as a result, the Commission Staff, in accordance with its stated policy, made no determination as to whether Rule 14a-8(i)(3) would constitute an adequate basis for excluding any such language.

We hope that this letter assists the Commission Staff with its review of the Company Letter and the Proponents' Letter and we look forward to receiving your response thereto.

Please acknowledge your receipt of this letter and its attachments by stamping the first page of a copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

If you have any questions or require additional information, please contact me by telephone at (415) 693-2071.

Sincerely,

Jamie Chung

Jamie E. Chung

cc: Paul Lambert, Esq. – America West Holdings Corporation
Teamsters General Fund (w/o enclosures)
Gerald L. Hiskett (w/o enclosures)

879965 v4/SF
$%ZH04!.DOC

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: America West Holdings Corporation
Incoming letter dated January 23, 2004

The proposal requests that the board of directors adopt a policy that no member or nominee to the board of directors have a material, non-ordinary course investment in a direct competitor company.

We are unable to concur in your view that America West may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- provide a citation to a specific source for the sentence that begins "America West has struggled . . ." and ends ". . . disappointing earnings;" and

- delete the paragraph that begins "For example, America West's . . ." and ends ". . . US Air and United Airlines."

Accordingly, unless the proponents provide America West with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if America West omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that America West may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that America West may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that America West may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that America West may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Adviser